Mail Stop 4561

October 9, 2009

Brian G. Robins
Chief Financial Officer
VeriSign, Inc.
487 East Middlefield Road
Mountain View, CA 94043

   Re: **VeriSign, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2008
      File No. 000-23593

Dear Mr. Robins:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

         Sincerely,

         Patrick Gilmore
         Accounting Branch Chief